STARK • WINTER • SCHENKEIN

December 17, 2009

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Dear Ladies and Gentlemen:

We are the former independent registered public accounting firm for Xtreme Green Products, Inc. (the "Company"). We have read the Company's disclosure set forth in Item 4.01 "Changes in Registrant's Certifying Accountant" of the Company's Current Report on Form 8-K dated December 11, 2009 (the "Current Report") and are in agreement with the disclosure in the current report, insofar as it pertains to our firm.

Sincerely,

Stark Winter Schenkein & Co., LLP
Certified Public Accountants

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